UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Archer Aviation Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03945R 102

(CUSIP Number)

Brett Adcock

c/o Archer Aviation Inc.

1880 Embarcadero Road

Palo Alto, CA 94303

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R102

1.	Names of Reporting Persons. Brett Adcock
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 37,017,931(1)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 37,017,931(1)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,017,931(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 9,161,653 shares of Class B Common Stock held directly by the Reporting Person (ii) 100,000 shares of Class A Common Stock held by Hight Drive Growth LLC, and (iii) 27,756,278 shares of Class B Common Stock held by Hight Drive Growth LLC. The Reporting Person has sole voting and dispositive power with respect to these shares. Shares of the Issuer’s Class B Common Stock are convertible at any time into shares of the Issuer’s Class A Common Stock.
(2)

This percentage is calculated based upon 156,991,960 shares of Class A Common Stock outstanding as of September 16, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2021, and assuming conversion of all shares of Class B Common Stock beneficially owned or controlled by the Reporting Person.

CUSIP No. 03945R102

Item 1. Security and Issuer

(a)	This statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Archer Aviation Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 1880 Embarcadero Road, Palo Alto, CA 94303.

Item 2. Identity and Background

(a)	Brett Adcock

(b)	The business address of the Reporting Person is c/o Archer Aviation Inc., 1880 Embarcadero Rd., Palo Alto, CA 94303.

(c)	The Reporting Person is the Co-Chief Executive Officer and Co-Chairman of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.

Pursuant to the Business Combination Agreement, dated February 10, 2021, as amended and restated on July 29, 2021 (the “Business Combination Agreement”), by and among Atlas Crest Investment Corp. ("Atlas"), Artemis Acquisition Sub Inc. ("Merger Sub") and Archer Aviation Inc. ("Legacy Archer"), a business combination of Legacy Archer and Atlas was effected by the merger of Merger Sub with and into Legacy Archer, with Legacy Archer, renamed Archer Aviation Operating Corp., surviving the merger (the “Surviving Entity”) as a wholly-owned subsidiary of Atlas (the “Merger,” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). In connection with the Business Combination, the Reporting Person acquired 36,917,931 shares of Class B Common Stock of the Issuer (“Class B Common Stock”, together with the Class A Common Stock, the “Common Stock”), of which 5,002,306 shares were acquired in settlement of certain vested restricted stock units. Following the consummation of the Business Combination on the closing date (the “Closing Date”), Atlas changed its name from Atlas Crest Investment Corp. to Archer Aviation Inc. and each issued and outstanding share of common stock of Legacy Archer was canceled and converted into approximately 1.00656519 shares of Class B Common Stock. Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock.

Substantially concurrent with the closing of the Business Combination, the Reporting Person acquired 100,000 shares of Class A Common Stock (the “PIPE Shares”) pursuant to a subscription agreement with the Issuer at a price of $10.00 per share.

Shares beneficially owned or controlled by the Reporting Person are held as follows:

Brett Adcock	9,161,653	Class B Common Stock
Hight Drive Growth LLC	100,000	Class A Common Stock
Hight Drive Growth LLC	27,756,278	Class B Common Stock
Total	37,017,931

The Merger Shares were issued to their respective holders on the Closing Date, upon the consummation of the Business Combination, in respect of the respective holder’s existing shares of Legacy Archer. The PIPE Shares were issued to the Reporting Person on the Closing Date, substantially concurrent with the closing of the Business Combination.

CUSIP No. 03945R102

Item 4.

The Reporting Person has acquired, and holds, the shares of Class A Common Stock and the shares of Class B Common Stock issuable into Class A Common Stock reported herein for investment purposes. The Reporting Person may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.

Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(iv)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v)	any material change in the present capitalization or dividend policy of the Issuer;
(vi)	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(vii)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(x)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 37,017,931 shares of Class A Common Stock of the Issuer, which represents 19.1% of the Issuer’s Class A Common Stock outstanding as of September 16, 2021, based on 156,991,960 shares of the Class A Common Stock outstanding and assuming conversion of all shares of Class B Common Stock beneficially owned or controlled by the Reporting Person.

(b)	The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Class A Common Stock that he beneficially holds.

(c)	Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Class A Common Stock in the past sixty days.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. 03945R102

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On September 16, 2021, certain stockholders of Legacy Archer and the Issuer, including the Reporting Person (together, the “Reg Rights Holders”), entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Reg Rights Holders have registration rights to require the Issuer to register a sale of any securities of the Issuer held by them. Pursuant to the Registration Rights Agreement, the Issuer is required, as soon as practicable, but in any event within thirty (30) days after the Closing Date, to file a Registration Statement to permit the public resale of all the Registrable Securities held by any party to the Registration Rights Agreement from time to time as permitted by Rule 415 under the Securities Act. In addition, on or after the date that is 90 days prior to the expiration of the lock-up provisions described below, any such equityholders holding at least 15% in interest of the then-outstanding number of Registrable Securities may deliver a written demand requiring the Issuer to facilitate a registered offering of the Registrable Securities requested by such equityholders to be included in such offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. Any demanded registered offering will also include registrable shares to be sold by holders that exercise their related piggyback rights in accordance with the Registration Rights Agreement. Within 45 days after receipt of a demand for such registration, the Issuer will be required to cause a registration statement relating to such demand to become effective. The Registration Rights Agreement also provides that the Issuer will bear the expenses relating to such registrations and indemnify the Reg Rights Holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. Furthermore, the Registration Rights Agreement provides that neither Atlas Crest Investment LLC nor any holder of greater than 2% of Legacy Archer’s common stock on a fully-diluted basis as of the Closing Date shall transfer certain of its securities until the earlier of (i) 180 days after the completion of the Business Combination and (ii) subsequent to the Business Combination, the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Atlas Crest Investment LLC has also agreed not to transfer any private placement warrants (or any common stock issued or issuable upon the exercise of such private placement warrants) until 30 days after completion of the Business Combination.

The foregoing description of the Registration Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to the text of such agreement. A copy of the Registration Rights Agreement is attached hereto as an exhibit and is incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

	Incorporated by Reference
Description	Schedule / Form	File No.	Exhibit	Filing Date
Amended and Restated Registration Rights Agreement	8-K	001-39668	10.2	09/22/2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

/s/ Brett Adcock
Brett Adcock

CUSIP No. 03945R102

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)